

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2025

Daniel Otto
Chief Financial Officer
22nd Century Group, Inc.
321 Farmington Rd
Mocksville, NC 27028

> **Re:  22nd Century Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 20, 2025**
> **File No. 333-288216**

Dear Daniel Otto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing